Gerdau Ameristeel Announces Amendment of Term Loan
Tampa, FL, June 22, 2009 — Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) today announced that it has entered into an agreement with the lenders of the Company’s Term Loan Facility which provides temporary flexibility with respect to the facility’s covenants. The Term Loan Facility currently has US$ 2.6 billion of borrowings outstanding and Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the Term Loan Facility since its inception in 2007.
The Term Loan Facility originally required the Company’s majority shareholder, Gerdau S.A., (on a consolidated basis, including the Company) to maintain a ratio of consolidated EBITDA to total interest expense of more than 3.0 and a ratio of consolidated total debt to EBITDA of less than 4.0. The amendment revises the financial covenants so that they require Gerdau S.A. (on a consolidated basis, including the Company) to maintain a ratio of consolidated EBITDA to net interest expense of more than 2.5 and a ratio of consolidated net debt to EBITDA of less than 5.0.
The amendment is effective immediately and the revised covenant levels will remain in effect until September 30, 2010 unless cancelled by the Company prior to that time. The revised covenant levels can be cancelled by the Company at any time without penalty.
The amendment also revises the interest charged on the outstanding borrowings if and when the financial covenants originally contained in the facility are not met. Under such circumstances, the interest rate charged would increase based on certain conditions. After September 30, 2010 or upon the Company’s cancellation of the revised covenants if sooner, the interest rate increase would terminate.
The total cost of the amendment is expected to be between US$ 12.8 million and US$ 41.5 million, depending on the timing of any interest rate increase. The amendment does not affect the outstanding amount of borrowings under or the original amortization schedule of the Term Loan Facility.
Forward-Looking Statements
In this press release, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50%-owned joint ventures. Certain statements in this press release may constitute forward-looking statements. Such statements can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning, which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters. Forward-looking statements in this press release include statements about the costs associated with the amendment of the Company’s Term Loan Facility. The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:

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Excess global steel industry capacity and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the company and economic conditions in North America and worldwide; increases in the cost of steel scrap, energy and other raw materials; steel imports and trade regulations; a change in China’s steelmaking capacity or slowdown in China’s steel consumption; the company’s participation in the consolidation of the steel industry; the substantial capital investment and similar expenditures required in the company’s business; unexpected equipment failures and plant interruptions or outages; the company’s level of indebtedness; the cost of compliance with environmental and occupational health and safety laws; the enactment of laws intended to reduce greenhouse gases and other air emissions; the company’s ability to fund its pension plans; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; currency exchange rate fluctuations; actions or potential actions taken by the company’s principal stockholder, Gerdau S.A., the liquidity of the company’s long-term investments, including investments in auction rate securities, and the company’s reliance on its 50%-owned joint ventures that it does not control.
Any forward-looking statements in this press release are based on current information as of the date of this press release and the company does not undertake any obligation to update any forward-looking statements to reflect new information, future developments or events, except as required by law.
About Gerdau Ameristeel
Gerdau Ameristeel is the second largest mini-mill steel producer in North America, with annual manufacturing capacity of approximately 12 million tons of mill finished steel products. Through its vertically integrated network of 19 mini-mills (including one 50% owned joint venture mini-mill), 23 scrap recycling facilities and 60 downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada. The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers (“OEMs”) for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing. Gerdau Ameristeel’s majority shareholder is the Gerdau Group, a 100+ year old steel company, the leading company in the production of long steel in the Americas and one of the major specialty long steel suppliers in the world. Gerdau Ameristeel’s common shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the ticker symbol GNA.
Investor Relations Contact
Barbara Smith
Vice President and Chief Financial Officer
Phone: (813) 319-4324
Email: basmith@gerdauameristeel.com
Media Contact
Philip K. Bell
Director, External Communications and Public Affairs
Phone: (813) 207-2315
Email: pbell@gerdauameristeel.com

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